September 19, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Daniel Crawford/ Ms. Laura Crotty/Mr. Gary Newberry/ Ms. Vanessa Robinson

Re:	Functional Brands Inc.
Amendment No. 11 to Registration Statement on Form S-1
Filed September 19, 2025
File No. 333-284180

Dear Mr. Crawford, Ms. Crotty, Mr. Newberry and Ms. Robertson

On behalf of Functional Brands Inc. (the “Company”), we are filing today with the Securities and Exchange Commission (the “SEC”) Amendment No. 11 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

The Amendment includes revised Exhibits that address certain concerns raised by the staff of the Division of Corporation Finance of the SEC (the”Staff”) in comment 2 of the Staff’s letter dated August 28, 2025 and revises the Company’s disclosure regarding the “Qualified Event” referenced in the Staff’s letter of September 16, 2025. The Amendment also corrects the inconsistencies described in our letter to the Staff dated September 17, 2025.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 838-4433.

Sincerely,

/s/ Barry P. Biggar
Barry P. Biggar, Esq.
Sichenzia Ross Ference Carmel LLP

Cc:Eric Griptentrog

CEO-Functional Brands Inc.

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